Pursuant to Rule 424(b)(3)
                                                    Commission File No.  0-15083



October 18, 2002



Dear Shareholder,

We have previously sent you proxy material relating to the Special Meeting of Shareholders of RHBT Financial Corporation to be held on Thursday, October 31, 2002.

According to our records, your proxy for the meeting has not yet been received. Regardless of the number of shares you may own, it is important that they be represented.

Since the time remaining is short, we urge you to sign, date and mail the enclosed proxy promptly. A postage paid return envelope is enclosed for your convenience.

Thank you for your cooperation.

Sincerely,

/s/ Elvin F. Walker

Elvin F. Walker
Chairman of the Board